NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on May 27, 2008, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on May 15, 2008. Each normal Equity Security Unit, which the company refers to as a 'unit', consists of and represents: (1) a purchase contract pursuant to which: the holder agrees to purchase, and Lazard Ltd agrees to sell, for $25, shares of Lazard Ltd's common stock on May 15, 2008, which the company refer to as the 'stock purchase date', the number of which will be determined based on the trading price of Lazard Ltd's common stock during a period preceding that date, calculated in the manner described in the Prospectus, and Lazard Ltd will pay the holder contract adjustment payments on a quarterly basis at the annual rate of 0.505% of the stated amount of $25, subject to its right to defer such payments. (2) a 1/40, or 2.5%, ownership interest in a senior note of Lazard Group LLC with a principal amount of $1,000, on which Lazard Group LLC will pay interest at the initial annual rate of 6.120% until a successful remarketing of the senior notes. Interest will be payable quarterly in arrears through and including the stock purchase date and, thereafter, semi-annually in arrears. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on May 15, 2008.